

April 12, 2019

Larry Xiangdong Chen
Chief Executive Officer
GSX Techedu Inc.
Tower C, Beyondsoft Building, 7 East Zone
Haidian District, Beijing, 100193
Peoples Republic of China

>   **Re: GSX Techedu Inc.**
>   **Draft Registration Statement on Form F-1**
>   **Filed on March 19, 2019**
>   **CIK No. 0001768259**

Dear Mr. Chen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 DRS filed March 19, 2019

Corporate History and Structure, page 4

1.   Please revise your organization chart on page 4 to reflect the post-offering ownership structure of the company, including the percentage ownership of Messrs. Chen and Luo and public shareholders following completion of the offering.

Equity Interest Pledge Agreement, page 58

2.   We note that you have not yet registered the Equity Interest Pledge Agreement. Please revise to specify the time frame within which the Equity Pledge Agreement will be registered with the State Administration for Market Regulation.

Year Ended December 31, 2018 compared to year ended December 31, 2017

Net revenues, page 67

3.   Please expand the discussion of changes in net revenues from period to period to include the impact of changes in price per course separately from changes due to the volume of courses based on GAAP revenue amounts in addition to the discussion using Non-GAAP measures of gross billings and paid course enrollments.

Critical Accounting Policies

Fair Value of Ordinary Shares, page 75

4.   We note on page II-2 that there were stock issuance at a "nominal price" in March 2019. Please expand the MD&A disclosure to detail the changes in fair value of your ordinary shares for issuances in 2017, 2018 and 2019, addressing any stock compensations issues.

Regulation, page 102

5.   Please revise this section to state specifically how the regulations discussed apply to your company, and the extent to which you are in compliance with each regulation. For example, please discuss with more specificity the impact that the March 15, 2019 Foreign Investment Law is likely to have on the company and its operations. Likewise, please discuss with greater specificity the likely impact of The Law for Promoting Private Education and Its Implementing Rules, as well as the Regulation Related to After-School Tutoring, will have on the company and its operations. Please note that these are examples only.

Regulation Related to Internet Information Security and Privacy Protection, page 108

6.   Please revise to discuss the anticipated effect of the *Regulation on the Internet Security Supervision and Inspection by Public Security Organs*, effective November 1, 2018.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-13

7.   We note on page 94 that you provide both a base salary and performance-based bonuses for tutors determined by student retention and exercise completion. Please include an accounting policy for accrual of tutor compensation to address both types of compensation, if material.

General

8.   We note references to third-party market data within your prospectus, including, for example, a reference to Frost & Sullivan at page 1 and elsewhere. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361,if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Julie Gao